EX 99.8(H)

Amendment #2 to TNS Access Agreement and ETFxChange Authorization

This Amendment number two to the TNS Access Agreement (the “Agreement”) and related ETFxChange Authorization (“Authorization”) first entered into and amended as of November 1, 2010 (the “Effective Date”), and assigned June 1, 2011, by and between Mid Atlantic Trust Company (“MATC”), and Integrity Life Insurance Company (“Integrity”), is made and effective as of February 2, 2015.

For good and valuable consideration, the receipt of which is hereby acknowledged, the parties agree to amend the Agreement and Authorization as follows:

1.                                      The following is added to the third bullet point of the Authorization:

Beginning on or about March 9, 2015, Integrity will use commercially reasonable efforts to provide MATC with two reports each Day, the first at approximately 3:30 pm Eastern Time and a second at approximately 4:30 pm Eastern Time.  Each report will include information from Integrity’s VAROOM variable annuity administration system indicating the then-current net trade dollars by ETF.  The parties acknowledge and agree that the reports are not necessarily indicative of the final net trade to be submitted the following day by 8:00 a.m. Eastern Time.

2.                                      All capitalized terms have the same meaning as provided in the Agreement and Authorization unless otherwise stated.  All other terms and provisions of the Agreement and Authorization not amended herein shall remain in full force and effect.

MID ATLANTIC TRUST COMPANY		INTEGRITY LIFE INSURANCE COMPANY

By:	/s/ Timothy Friday	By:	/s/ Jill T. McGruder

Date:	3.12.15	Date:	3-10-15

Name:	Timothy Friday	Name:	Jill T. McGruder

Title:	President	Title:	President and Chief Executive Officer

		By:	/s/ Kevin L. Howard

		Date:	3-10-15

		Name:	Kevin L. Howard

		Title:	Sr. Vice President and General Counsel